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
                              SECURITIES AND EXCHANGE COMMISSION                                        --------------------------
                                    WASHINGTON, D.C. 20549                                                    OMB Approval
                                         FORM N-17f-2                                                   --------------------------
                                                                                                        OMB Number:      3235-0360
                       Certificate of Accounting of Securities and Similar                              Expires:     July 31, 1994
                                 Investment in the Custody of                                           Estimated average burden
                                Management Investment Companies                                         hours per response... 0.05

                           Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                       Date examination completed

       811-8644                                                              July 31, 1999
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2. State identification Number:  N/A
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     AL                  AK                  AZ                  AR                  CA                  CO
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     CT                  DE                  DC                  FL                  GA                  HI
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     ID                  IL                  IN                  IA                  KS                  KY
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     LA                  ME                  MD                  MA                  MI                  MN
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     MS                  MO                  MT                  NE                  NV                  NH
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     NJ                  NM                  NY                  NC                  ND                  OH
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     OK                  OR                  PA                  RI                  SC                  SD
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     TN                  TX                  UT                  VT                  VA                  WA
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     WV                  WI                  WY                  PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in representation statement:

      Variable Insurance Funds
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4. Address of principal executive office (number, street, city, state, zip code):

      3435 Stelzer Road, Columbus, Ohio 43219
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                      [PRICEWATERHOUSECOOPERS LETTERHEAD]


INDEPENDENT ACCOUNTANTS' REPORT


To the Trustees of the AmSouth Variable Insurance Funds


We have examined management's assertion about the AmSouth Variable Insurance Funds' (the Funds') (comprising of the Variable Equity Income fund and the Select Equity Variable Annuity Fund) compliance with the requirements of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of July 31, 1999, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940. Management is responsible for the AmSouth Variable Insurance Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the AmSouth Variable Insurance Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 1999, with respect to the securities of the AmSouth Variable Insurance Funds:

o Count and inspect all securities located in the vault of AmSouth Bank without prior notice to management;

o Confirmation, or other procedures as we considered necessary, of all securities held in book entry form by the Federal Reserve Bank of Atlanta, Depository Trust Company, or Chase Bank;

o Confirmation, or other procedures as we consider necessary, of all securities out for transfer with brokers;

o Confirmation, or other procedures as we deemed necessary, of all variable fund investments with transfer agents;

o Confirmation, or other procedures we deemed necessary, of all repurchase agreements with brokers/banks and agreement of underlying collateral with AmSouth Bank's records; and

o Reconciliation of all such securities to the books and records of the AmSouth Variable Insurance Funds and AmSouth Bank.
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                      [PRICEWATERHOUSECOOPERS LETTERHEAD]


We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the AmSouth Variable Insurance Funds' compliance with specified requirements.

In our opinion, management's assertion that the AmSouth Variable Insurance Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 1999, with respect to securities reflected in the investment accounts of the AmSouth Variable Insurance Funds is fairly stated, in all material respects.

This report is intended for the information and use of management of the AmSouth Variable Insurance Funds and the Securities and Exchange Commission and should not be used for any other purpose.

/s/ PricewaterhouseCoopers LLP

September 10, 1999

       MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS
                     OF THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of the AmSouth Variable Insurance Funds (the Funds) (comprising of the Variable Equity Income fund and the Select Equity Variable Annuity Fund) are responsible for complying with the requirements of Rule 17f-2, "Custody of Investments by Registered Management Investments Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control over compliance with Rule 17f-2 requirements. We have performed an evaluation of the AmSouth Variable Insurance Funds' compliance with the requirements of Rule 17f-2 as of July 31, 1999. Based on this evaluation, we assert that the Company was in compliance with the provisions of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 1999 with respect to securities reflected in the investment account of the AmSouth Variable Insurance Funds.


AmSouth Variable Insurance Funds